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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 21, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1   Name of company:
    MERANT plc

2   Name of shareholder having a major interest:
    Schroder Investment Management Limited

3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
    Same as above
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4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
    5,826,820 Schroder Nominees Limited
    6,189,668 Chase Nominees Ltd
      189,000 Schroder Executor and Trustee Company Limited
       53,000 RBSTB Nominees Limited A/C AAUKPS
      541,650 Mineworkers Pension Scheme (client)Nominees Limited A/C R 1,259,187 British Coal Superannuation Scheme (client) Nominees
              Limited  A/C P
      152,000 MSS Nominees Limited A/C 756593
       77,000 MSS Nominees Limited A/C 771401
      285,000 MSS Nominees Limited A/C 809955
      688,958 MSS Nominees Limited A/C 831286
      202,000 RBSTB Nominees Limited A/C ECC
       53,300 RBSTB Nominees Limited
       75,000 Nutraco Nominees Limited A/C GWPPMPS
      400,000 Nutraco Nominees Limited A/C GWPPCIF
      707,000 Nortrust Nominees Limited
       50,000 HSBC Bank International Limited A/C 10096301
      394,000 Morgan Nominees Limited A/C B
       33,000 Morgan Nominees Limited A/C A
      212,000 Chase Manhattan Bank
       91,000 BT Globenet Nominees Limited A/C 6B
       55,000 Vidacos Nominees Limited
       37,500 MSS Nominees Limited A/C 759371
       58,000 RBSTB Nominees Limited A/C LAUR
       93,000 MSS Nominees Limited A/C 767412
    1,000,000 Chase Nominees Limited for Schroder Investment Management North
          America Inc.

5   Number of shares/amount of stock acquired:


6   Percentage of issued class:


7   Number of shares/amount of stock disposed:


8   Percentage of issued class:


9   Class of security:
    2p Ordinary

10  Date of transaction:


11  Date company informed:
    20 Jul 00

12  Total holding following this notification:
    18,723,083

13  Total percentage holding of issued class following this notification:
    12.53

14  Contact name for queries:
    Philip Rosier

15  Contact telephone number:
    01635-565583

16  Name of company official responsible for making notification:
    Philip Rosier

17  Date of notification:
    21 Jul 00





Additional Information:


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  July 21, 2000               By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer